Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
(Loss) income before income taxes and minority interest	$(186,304)	$(92,786)	$(37,463)	$(41,335)	$17,355
Plus fixed charges:
Interest expense, net	209,687	206,951	184,362	140,500	96,586
Capitalized interest	5,715	9,482	6,070	1,758	1,638
Portion of rent expense representative of interest expense	18,573	18,096	16,352	10,802	7,949
Plus amortization of capitalized interest	2,777	2,253	1,464	1,418	1,339
Less capitalized interest	(5,715)	(9,482)	(6,070)	(1,758)	(1,638)

Adjusted earnings	$44,733	$134,514	$164,715	$111,385	$123,229
Fixed charges	$233,975	$234,529	$206,784	$153,060	$106,173
Ratio of earnings to fixed charges	—	—	—	—	1.2
Deficiency of earnings to cover fixed charges	$189,242	$100,015	$42,069	$41,675	$—